 TAT Technologies  Corporate Presentation September 2016

 Forward Looking Statements  This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.  *

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Investment Highlights
TAT is a leading provider of heat
management solutions, related accessories and
services for the aerospace and defense industries.
Target markets
✓Design and Manufacturing (OEM)
   Heat management solutions: components and systems
✓Maintenance, repair and overhaul (MRO)
   Heat management solutions, APU, landing gears, jet engines blades

 3  Investment Highlights  TAT is a leading provider of heat management solutions, related accessories andservices for the aerospace and defense industries. Target marketsDesign and Manufacturing (OEM)Heat management solutions: components and systemsMaintenance, repair and overhaul (MRO)Heat management solutions, APU, landing gears, jet engines blades

 Founded in 1969Acquired Limco in 1993Acquired Piedmont in 2005Acquired Chromalloy Israel in 2015  > 500 customers (Boeing, Lockheed Martin, Airbus, Embraer …)   Revenue: YTD June 30 2015: $ 42MYTD June 30 2016: $ 47.2M  More than 600 employees in 4 locations: Gadera and Kiryat Gat, IsraelTulsa, Oklahoma, USAKernersville, North Carolina, USA   NASDAQ and Tel Aviv stock exchange traded (Ticker: TATT)  54% held by Fimi Opportunity Funds  TAT Group – Key Facts  4

 5  TAT Group –Senior Management  In position since June 2016Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command. Retired in 2002Founder and Chairman of Spire Security Solutions Ltd. and Nyotron Information Security LtdPrevious positions in the industry:2007-2015: Chairman of the Board of Logic Industries LTD.2007-2010: Chairman of the Board of Plasan Sasa LTD.2002-2005: CEO Elul Technologies LTD.  Amos Malka  Chairman of the Board  In position since April 2016Prior experience: President – Mapco Express (subsidiary of Delek US Holdings Inc)CEO – Metrolight LtdCEO – Rostam Ltd (acquired by Albaad Massout Yitzhak Ltd)  Igal Zamir  President & CEO  In position since July 2015Prior experience:CFO– Altair-Semiconductors CFO – Provigent - acquired by Broadcom (NASDAQ: BRCM)Senior auditor - PwC   Guy Nathanzon  CFO

 Aviation Industry – Market Trends  *

 1.  Target Markets   Design and manufacturing of heat management components Heat exchangersCold platesOil CoolersFuel submerged HX  *

 Target Markets   8  Design and manufacturing of heat management systems From components to system levelPECS: power electronics cooling systemsAir Conditioning Systems   2.  *

 3.  Target Markets   Design and manufacturing of fuel flow accessoriesFuel valvesSolenoid valvesFuel control valvesFuel pumps  *

 4.  Target Markets   Maintenance, repair and overhaul (MRO) Heat Exchangers APU Landing gearsJet engines blades   *

 Commercial Platforms  Airbus A300, A310, A319, A320, A321, A330  Bombardier CRJ   ATR 42, 72   PilatusPC-12  Boeing 737, 747, 767, 777  SukhoiSuper Jet  CessnaCJ-3, CJ-4, Citation-X, Caravan  EmbraerERJ145, ERJ170, ERJ190  *

 Defense Platforms  BoeingF-15  Boeingv22  BoeingF-18  BoeingCH-47  BoeingAH-64  Iron Dome  SikorskyUH-60  SikorskyCH-53  Lockheed MartinF-16  *

 Hydraulic Systems Fuel Submerged Oil Cooler Air Cooled Oil Cooler  Component Locations  Power ElectronicsCold Plates (Weather Radars + Avionics+ Entertainment)Heat Exchangers (Same)  APU Oil Cooler  EngineOil Cooler  Galley Auxiliary HX Chillers  Air SystemsPre-cooler (Bleed Air System)Emergency HX (Bleed Air System/ECS)Condenser (ECS)Reheater (ECS)Dual Heat Exchanger (ECS)Humidifier (Humidification System)Ozone Converter (ECS)Water Extractor (ECS)  *

 Component Locations  Hydraulic Systems Oil Cooler  Engine Oil Cooler  Main Gearbox Oil Cooler  *

 Service centers  Air Forces  Customer Base  Air Lines  OEM  *

 Strength / Differentiators  Over 40 years of experience – proven competence in demanding aerospace world  Technology  Unique manufacturing capabilities – 4 facilities world wide, including dip brazing and vacuum brazing, EBW  Manufacturing Expertise  FAA, EASA, AS9100, Honeywell authorized repair center for APUs  Customers Relationships and Certifications  *

 Capabilities and Expertise  *  CertificationsAS 9100ISO 9001Preferred Supplier for: Boeing, Lockheed MartinAviation Authorities Certifications: FAA, EASA, DGAC, Thai, CAAV, NADCAP   Authorized Repair Station – Honeywell

 Growth Drivers  *  Going upstream in the chain (from components to systems)Enter into new platforms – aviation and groundMaintenance, repair and overhaul (MRO) of new parts Organic growth and acquisitionsExpand to new territories: Eastern Europe, Asia, UK etc

 20  Revenue Trend

 21  Revenue Trend

 22  $ Millions   2012  2013  2014  2015  H1’16  Revenue  77.9  79.6  80.7  85.6  47.2  Gross Profit  18.5  17.8  16.2  13.7  8.3  Gross Margin  23.7%  22.4%  20.1%  16.0%  17.6%  Operating Income  5.4  5.3  3.8  5.6  0.6  Operating Margin  6.9%  6.7%  4.7%  6.5%  1.2%  Net Income (loss)  -1.7  2.8  1.4  5.8  -2.4  EBITDA  7.3  7.2  5.9  3.6  2.3  EBITDA %  9.4%  9.0%  7.3%  4.2%  4.9%  Financial Results - Annual

 23  Financial Results - Quarterly  $ Millions   Q2’14  Q3’14  Q4’14  Q1’15  Q2’15  Q3’15  Q4’15  Q1’16  Q2’16  Revenue  20.6  20.3  21.4  20.5  21.5  21.9  21.7  23.6  23.6  Gross Profit  3.9  3.7  5.2  3.8  4.2  3.4  2.3  3.9  4.4  Gross Margin  18.9%  18.2%  24.3%  18.5%  19.5%  15.5%  10.6%  16.7%  18.6%  Operating Income  0.7  0.6  2.2  1.1  1.1  0.5  2.9  0.3  0.3  Operating Margin  3.2%  3.2%  10.1%  5.3%  5.4%  2.3%  13.5%  1.3%  1.3%  Net Income (loss)  0.3  -0.4  1.1  2.0  0.7  0.2  3  0.04  -2.5  EBITDA  1.2  1.2  2.7  1.6  1.8  1.1  (1)  1.1  1.2  EBITDA %  5.7%  5.8%  12.6%  8.0%  8.4%  5.0%  (4.6%)  4.7%  5%

 24  Strong Balance Sheet  $ Millions   2013  2014  2015  H1’16  Cash And Deposits  29.9  28.0  26.8  21.8  Working Capital  73.8  70.8  70.8  65.8  Total Assets  108.9  99.2  109.6  109.4  Debt  0.9  0.0  0.0  0.0  Equity  85.6  85.5  91.4  86.2